

Mail Stop 4631

December 7, 2016

Via E-mail
Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

> **Re:** **Sturm, Ruger & Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2016**
> **File No. 1-10435**

Dear Mr. Dineen:

We have reviewed your November 23, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2016 letter.

Definitive Proxy Statement filed March 18, 2016

How are Equity Compensation Awards Determined, page 23

1. We note your response to comment one of our letter dated October 31, 2016. We note that you do not include the performance targets for the 2015 Performance-Based Equity Awards or any discussion regarding the target and actual award for 2015, although disclosure on page 20 that the criteria were not achieved suggests that you did not pay out equity compensation awards for 2015. However, we also note that although the equity compensation award criteria were not met with respect to 2014, you did disclose the

targets for 2014 in the 2015 proxy statement. In future filings, please ensure that you also include target information, and if targets are not met, clarify whether awards were made, in your compensation discussion and analysis for the relevant period.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction